11/5

02069116

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Beteiligungs Holdings

*CURRENT ADDRESS

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4977 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: ________

DATE : ________

82-4977

DR. GLADE, KÖNIG und PARTNER GmbH
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

02 NOV -5 AM 8:43

ARIS
12-31-00

Audit Report

of the Annual Financial Statement
of December 31, 2000
and the
Status Report 2000
of
DBH Deutsche Beteiligungs Holding AG
Düsseldorf

CONTENT

General Information

Enclosures to the auditor's report

No. 1 Balance sheet of 31.12.2000 (Form1)
No. 2 Profit and loss account for the period from January 1, 2001 to December 31, 2000 (Form3)
No. 3 Enclosure 2000
No. 4 Status report 2000
No. 5 Auditor's Opinion
No. 6 Data Overview for section 68 PrüfbV
No. 7 Explanatory notes
No. 8 Letter of representation
No. 9 Terms and conditions for auditors

General Information

I. Assignment

We, Dr. Glade, König und Partner GmbH, auditing and tax consulting company, Hamtorwall 52, 41460 Neuss, haven been appointed by the Managing Board of

DBH Deutsche Beteiligungs Holding AG, Düsseldorf (abbreviated DBH)

to audit the annual financial statement 2000 and to render account of the audit. This concerns a legal audit of financial statements in accordance with section 340 sub-section 4 HGB in connection with section 340a sub-section1 HGB (German Commercial Code). As a financial holding company, the Company is to be treated as a large corporation. The audit was carried out in accordance with sound accounting practices and in compliance with specific regulations according to the ordinance on auditing annual financial statements and interim financial statements for banks and financial service institutions and on auditing in accordance with section 12 sub-section1 article 3 of the law on investment corporations, as well as the accounts to be rendered. (Audit Report Ordinance - PrüfbV)

The audit was carried out with the consultation of our employee Diplom Kaufmann Larsen Lüngen, tax consultant, in the period between March 22 and March 28, 2001 (pre-audit) and from April 27 to May 4, 2001 (main audit) in the offices of the company in Düsseldorf with subsequent reporting duties carried out in our offices.

At the beginning of the main audit we were presented with the company's annual financial statement and forms 1 and 3 of the ordinance on accounting in banks and financial institutions (RechKredV)The annual report is included in enclosures 1 to 4 of this report. All information and documents was provided to us willingly.

The audit was carried out in compliance with the principles of sound auditing practice determined by the Institut of Wirtschaftsprüfer (IDW) (Association of Auditors).

The completeness all business transaction records in the annual financial statement of December 31, 2001 was evidenced in writing by management.

For the execution of the assignment and for our responsibility, also in relation to third parties, the "Allgemeine Auftragsbedingungen für Wirtschaftsprüfer " (General terms and conditions for auditors and companies) in the version of January 7, 2000 are applicable.

II. a Legal, economic and organisational principles (section 5, sub-section 1 PrüfbV)

Annual financial statement for the previous year / Resolutions of General Meetings

The General Meeting on October 23, 2000 approved the annual financial statement of December 31, 1999 with our unqualified audit opinion and the status report for 1999. The balance sheet total amounted to DM 6,695,503.88 and balance sheet profit DM 921,688.83. A resolution was passed to carry forward the balance sheet profit to a new account. The acts of the Managing Board were ratified and with respect to the auditors, re-appoint our company (for 2000) was decided.

All resolutions of General meetings were translated into action. The balance sheet profit was carried forward and our appointment for the assignment for the business year 2001 was granted on January 24, 2001. Furthermore, the entire balance sheet carry forward on Dec. 31, 2001 was duly taken over on January 1, 2001 for the preservation of the principle of balance sheet consistency in accordance with section 252 I sub-section1 HGB (German Commercial Code).

On No. 1
DBH conducts business in the legal form of a joint-stock company (Aktiengesellschaft). The company was founded with the currently applicable article of association from July 9, 1997 (Notary Dr. Stefan Zimmermman, notary's register no. Z 2286 for 1998). In commercial register (Amtsgericht, Local Court Düsseldorf, No. HR B 36342) the following records were found during the period of the audit (last extract from the commercial register)

Name of the Company:	DBH Deutsche Beteiligungs Holding AG
Legal form:	Aktiengesellschaft (joint-stock company)
Principal placeof business:	Düsseldorf
Foundation:	July 9, 1998 by the Notary, Dr. Stefan Zimmermann, Cologne (The Notary's Register No. Z 2286 for 1998)
Commercial Register:	Amtsgericht [*Local Court*] Düsseldorf HR B 36342 The foundation was registered on August 21, 1998.
Subject-matter of the	Participation in other enterprises and connected business, especially the take-over of the stock and operation of HERMES Portfolio Management GmbH (now HPM Portfolio Management GmbH) in Düsseldorf-Garath. The Company is authorised to carry out any transactions promoting the purpose of the Company and those relating to it, and in particular, to take over other enterprises of the same or similar kind, to participate in such enterprises and to set up branches.
Articles of association:	Original version from July 9, 1998 (Notary, Dr. Stefan Zimmermann, Cologne, (The Notary's Register No. Z 2286/1998, revised on March 22,1999 (Notary, Dr. Stefan Zimmermann, Cologne, (The Notary's Register No. Z 974/2000).
Managing Board:	Henry Littig, Erkrath (sole director)

<u>Stated capital:</u>

The Company was founded on July 9, 1998 with a stated capital of DM 100,000.00 . It is divided into 20,000 shares made out to the holder of DM 5.00 each. The shares were issued at the par value.
The stated capital was paid in on July 16, 1998.

On October 13, 1998 the extraordinary General Meeting passed a resolution to increase the stated capital by DM 1,525,000.00 to DM 1,625,000.00 by issuing 305,000 shares made out to the holder at a par value of DM 5.00 each. The share capital was increased as an investment in kind by contributing the 100 % share in HERMES Portfolio Management GmbH (HPM) at a par value of DM 50,000.00 . The valuation of the investment in kind is substantiated by the valuation report by the Qualified Auditors, Dr. Glade, König und Partner GmbH, Neuss of August 6,1998. The resolution passed by the General Meeting and the performance of the capital increase was registered on November 9, 1998 in the Commercial Register.

On January 21, 1999 a resolution was passed for increasing the stated capital by DM 375,000.00 to DM 2,000,000.00. The 75,000 shares, made out to the holder at a par value of DM 5.00, were paid in cash.

On March 22, 2000 the Managing Board was authorised to carry out a further capital increase of DM 1,000,000.00 to DM 3,000,000.-- by issuing new bearer shares at a par value of DM 5.00 each, by 31.12.2001 at the latest.

In accordance with the authorisation granted to the Managing Board section 3 sub-section 5 of the article of association, the chief executive -with the agreement of the Supervisory board- passed a resolution to increase the stated capital by DM 300,000.00 o DM 2,300,00.00. With a resolution by the Supervisory Board, the article of association (stated capital, shares) in was accordingly modified in section 3. The capital increase has been carried out.

Capital reserves (addition): Due to depositing certificates ("American Depository Receipts" ADRs) being issued by "The Bank of New York", a premium amounting to DM 2,625,000.00 was transferred to the capital reserves. It is calculated as follows:

Capital increase on Jan 21,1999:	DM	375,000.00
Bearer shares issued (each DM 5.00)	each	75,000.00
One share is equivalent to 4 ADRs, Total ADRs	ADRs	300,000.00
Issue price per ADR = DM 10,00		
Issue volume	DM	3,000,000.00
.Capital increase amount minus	DM	375,000.00
Capital reserve	DM	2,625,000.00

On No. 2
Shares from the capital increase were held by the HPM Portfolio management GmbH (HPM) for sale purposes (comp assets 13).

On Nos. 3 and 4
Management section of the company -1 sub-section 2 KWG (German Banking Law) is the Managing Board (see On No.1). The members Supervisory Board of the company as per December 31, 2000 were the following persons:

Daniel Heonings, Dipl. –Internat-Betriebswirt, Düsseldorf
(Chairman)

Dr. Ingrid Siegmund-Rux, Markettingkauffrau, Erftstadt
(Deputy Chairman)

Günther Trautman, Tax Consultant, Neuss.

The Supervisory board fulfils a controlling function in major decisions.

On No. 6
The Company was not active in financial services but actually holds a 100% share in the financial service institution HPM:

On No. 7

The subsidiary HPM has the right to provide financial services. Contrary facts subject to legal permission standing in the way were not known during the period of the audit.

On No. 8

On December 31, 2000 DBH had a 100 % share in HPM. A civil-law single-entity relationship exists since 1998. Since 1999, with unchanged basic conditions, it fulfils the requirements for a tax unit. The stated capital of HPM is EUR 750,000.00.

On the closing date, an 80% share in Vision@Technologie AG, Düsseldorf (Vision, for short) existed.

Furthermore, on the closing date, DBH, as a founding shareholder, had an 80% share in ekip.de AG, Düsseldorf

On No. 9

The company is managed by the chief executive (sole director of the Managing Board), Mr. Henry Littig. He is exempt from the restrictions stated in section 181 BGB (German Civil Code). Apart from the chief executive, there were no employees at DBH on December 31, 2000.

On No. 10

Neither national nor international branches were established. The recording of company transactions files and the organisation of accounting are sufficient for the type and extent business operations. (see V). Internal controlling is limited to the distribution of tasks between the director of the Managing Board and the Supervisory Board. Separate internal auditing is not established.

II.b Outsourced company divisions subject to control (section 5 Sub-section 2 PrüfV)

Accounting is outsourced to HPM, i.e. their financial accounting department. A company for auditing and tax consulting was appointed for the completion of the tax returns for 2000.

The regulations in section14 WpHG (Prohibition of Insider Dealings) were explained to them by management.

III. Report on requirements (section 8 PrüfbV)

Special or general requirements were not imposed according to the company's information.

IV. Report on relations to connected companies (section 9 PrüfV)

Since foundation, the 100% subsidiary is a connected company. The business relations mostly concerned DBH's commissioning of HPM (for DM 700,000.00) to support the private placement of their shares.

For this purpose, HPM held DBH shares in trust in at a par value DM 300,000.00 that were then passed on to the new shareholders. At DBH, this capital is recognised as not-paid-in capital (see assets 13). A service agreement has existed since July 1998, according to which DBH is billed DM 2,500.00 on a monthly basis for rental of space and for administration. Due to the intergroup agreement between of December 30, 1998 with effect on January 1, 1998, DBH is obligated to surrender its profits to HPM and HPM is also entitled to receive compensation for losses in a business year. The stockholders' equity of HPM amounted to DM 2,226,000.00 on December 31, 2000. Furthermore, the relations between both companies are marked by the fact that Mr. Henry Littig was both Managing Director of HPM, as well as the sole director on the Managing Board of DBH in 2000. In both functions he is exempt from the restrictions in section 181 BGB (German Civil Code).

A further connected company is the 80% subsidiary Vision@Technology (Vision) Düsseldorf. Business relations in the group mainly concern Vision's commissioning of HPM to support the private placement of shares. For this, a payment of 25% of the overall invoice amount over 5.1 million DM was agreed upon in case the subscription volume is achieved, otherwise 10% of the achieved subscription volume. According to issuance progress, the maximum amount of DM 1,275,000.00 was calculated on December 31, 2000.

The issue of the shares as well as the announced lisiting of ADRs (American Depository Receipts, negotiable equity rights in shares according to US-law) has been delayed in the USA. HPM has considered a reserve in the amount of 50% of the agreed payment to ward off third-party claims and to safeguard from right of recourse of Vision and HPM. Within this context, the Company, together with HPM submitted a limited letter of comfort (until June 30, 2002) on December 28,2000 restricted to DM 1,000,000.

Since the issue of shares was not yet completed it was not possible for the appropriation of a premium as capital reserve to take place. The contribution of DM 3,570,00.00 made by future shareholders for this purpose was therefore shown as a liability on the closing date. After the mobilisation of operation and expansion of business activities, a deficit of DM 259,677.03 not covered by equity resulted

At the parent company DBH, a reserve of DM 271,000.00 was formed due to the letter of comfort on December 28, 2000. A payment to DBH based on this issue was recorded as a liability in its full amount (DM 1,530,000.00)

The 80% share in ekip.de AG, Düsseldorf was acquired by participation in the founding on March 22, 2000. The business relations between DBH and ekip are of minor importance and are limited at present to a few cost allocations because ekip is in its founding phase. In its founding year 2000, ekip made an annual deficit of DM 95,633.39 and showed a stockholders' equity disclosed of DM 404,366.61 on the closing date.

V. Report on the organisation of accounting (section 10 PrüfbV)

The financial accounting and payroll accounting documents of the Company are organised according to account distribution of invoices, bank records, payroll accounting records, purchase invoices, sales invoices. Account distribution, booking, payroll accounting and monthly Company reporting are the responsibilities of HPM. The Company provides lists of sums and balances, as well an economic evaluation 2 to 4 weeks after the end of a month. Earlier processing of monthly statements is not possible due to late document arrival from the USA at the subsidiary HPM. From these lists of balances, the quarterly reports were drawn up but they only partially compliant with the evaluation and disclosure regulations according to RechKredV (ordinance on accounting in banks and financial institutions).

Since January 2000, in-house accounting at HPM has been carried out with the programme Finesse 1.103. The difficulties with monthly reporting have been recognised and should be solved with new software. There are medium-term plans for the purchase of a new accounting system that facilitates a connection to the reporting system. An internal accounting department is not set up. The accounting is carried out in accordance to the principles of orderly bookkeeping practice.

VI. Report on commercial transactions (section 13 PrüfbV

No commercial transactions were effected by the finance holding company.

VII. Presentation of commercial development in the year under review (section 13 PrüfbV)

Commercial development was almost exclusively dependent on the subsidiaries. Whereas the HPM result (DM 1,330,300) was DM 288,760.00 lower than in the previous year, Vision had to note considerable expenditures. The overall DBH result of DM 1,515.400.00 (Investment write-off DM 606,400.00 at DBH, contingency reserve at HPM TDM 638 and liability risk at DBH TDM 271.0) was burdened by the difficulties at Vision. Details are referred to in the notes on income.

VIII. Presentation of the financial situation

The summarised balance sheets for 1999 and 2000 show the following:

	12/31/2000 in TDM (DM in thousands)	As a %age of the balance-sheet sum	12/31/1998 in TDM (DM in thousands)	As a %age of the balance-sheet sum
Cash reserve and bank balance	1,124.90	10.5	187.50	2.8
Holdings of shares in connected enterprises	4,931.50	46.00	2,364.00	35.30
Other financial assets	404.30	3.8	1,409.00	21.00
Receivables from connected enterprises	2,615.00	24.20	2,588.60	38.70
Other assets	1,348.50	12.5	46.40	2.2
not paid-in capital	300.0	2.8	0.0	0.0
Total	10,724.50	100.00	6,695.50	100.00
Liabilities, current	5,207.00	48.60	75.10	1.1
Long-term reserves	7.0	0.1	4.7	0.1
Short-term reserves	301.00	2.7	1,069.00	16.00
Stockholders' equity	5,209.50	48.60	5,546.70	82.80
Total	10,724.50	100.00	6,695.50	100.00

Due to the capital increase of DM300,000 (from DM 2,000,000.00 to TDM 2,300,000.00) on one hand, and deficit on th other hand, the stockholders' equity decreased by DM 337,200.00 from DM 6,372,000.00 to DM 5,209,500.00. The stockholders equity as a percentage of total assets fell by 34.2% to 48.6%. Without consideration of the not paid-in capital DM 300,000.00, there would be, with an adjusted balance sheet total of DM 10,424,500.00, a stockholders equity of DM 4,909,500.00 and a stockholders equity percentage of total assets of 47.1% on December 31, 2000.

Due to the forthcoming completion of capital procurement measures, the stockholders' equity will flow into the capital reserve.

IX. Presentation of the income situation

The income situation 2000 is comprised of the following

	2000 in TDM (DM in thousands)	as a %age of the financial result	1999 in TDM (DM in thousands)	as a %age of the financial result	as %age from previous year
Proceeds in interest	0.0	0.0	6	0.3	
Interest expenditure	-4.3	-0.3	-1.3	-0.1	330.80
Interest result	-4.3	-0.3	5.1	0.2	-84.00
Profit transfer earnings	1,330.30	98.4	2,328.70	98.30	57.10
Earnings from capital participation	25.00	1.9	37.3	1.5	67.00
Financial result	1,351.00	100.00	2,371.00	100.00	57.0
Personnel costs	-31.60	-2.3	-45.70	-1.90	69.1
Other administration costs:	-124.90	-9.3	-102.20	-4.3	122.2
Other expenses	-59.20	-4.4	-93.70	-4.0	63.2
Operative result	1,135.30	84.00	2,129.50	89.80	53.3
Exceptional expenses					--
Expenses for the procurement of capital	-700.00	-51.90	0.0	0.0	
Depreciation from investments	-991.90	-73.50	0.0	0.0	--
Pre-tax income	-556.60	-41.40	2,129.50	89.90	-26.1
Tax on income	-80.60	-6.0	-1,063.00	-44.80	7.6
Annual surplus/deficit	-637.20	-47.40	1,066.50	45.00	-59.7

With a decreasing interest result and result of earnings from capital participation, the substantial earnings come from the profit earning results of the subsidiary HPM. These earnings have dropped by 49.90% compared to the previous year. Here, what has to be taken into consideration is that the profit transfer earnings were reduced by a legal reserve in HPM in the amount of DM 709,800.00. Without this reserve, TDM 2,040,000.00 would have been transferred, which would have meant 87.6% (-12.4)

of the amount in the previous year. The remaining decrease of profit transfer earnings compared to the previous year results from weakened stock market atmosphere, as well as the need for value adjustments at HPM because of Vision.

The administrative cost and other expenses do not show an significant changes compared to the previous year. The operative result has worsened overall from DM 994,200.00 to DM 1,135,300.00 (-46,7%).

In the business year 2000, the result was burdened by non-recurring expenditures. This means expenditures for capital raising measures in the form of an issue of shares from the authorised capital increase, as well as value adjustments in connection to participations, mostly in Vision.

Due to the legal reserve at the subsidiary HPM, with which an profit transfer agreement exists, the company is subject to taxation of earnings in spite of a negative result.

X. Duty of disclosure (section 16 PrüfbV)

The finance holding company has fulfilled its duty of disclosure for the most part with the exception of failure to meet deadlines.

No substantial violation of the (consolidated) duties of disclosure was noticed during the audit. The company presented the reportable facts in accordance with the monthly reporting ordinance (section 24 sub-section 3 a, and section 25 sub-section 2 KWG -German Banking Law).

An obligation of legal permission (section32 KWG) does not exist for the finance holding company. Its subordinate finance service institution (HPM) has fulfilled its legal duties of disclosure (section 32, section 64e KWG)

XI. Report on duties in accordance with the anti-money laundering law (section 17 PrüfbV)

The company has carried out the identification of the subscribers in lists during the raising of capital and examined their correctness based on personal identification documents. This obligation resulted from the fact that SEC information had to be presented for the purpose of listing of the shares.

An a law enforcement agent for money laundering matters (section 14 sub-section 2 No. 2 GWG) in relation to the size of the institution according to BAKred letter dated September 17, 1999 has not been designated

XII. Accounts and investments, non-commercial institutions (sections 19 to 21 PrüfbV)

The company does not carry out an financial services. The securities and participations are accounted for completely in the assets.

XIII. Equity finance (sections 22 to 24 PrüfbV)

As a finance holding company, DBH must observe the consolidated equity equipment according to section 10 a KWG. The subordinate finance services institution fulfils the initial allocation according to section 10 KWG. The consolidated equity finance is as follows:

	DBH DM	HPM DM	consolidated DM
stated capital incl. capital reserve	4,925,000.00	1,466,941.75	
not paid-in capital	-300,000.00	0	
legal reserve	0	709,686.64	
own stocks and shares	0	709,686.64	
intangible assets	…………………	53,237	
	4,625,000.00	1,413,704.75	
Core capital (section 10 sub-section 1, section 10 sub-section 1 KWG)			6,038,704.75
Reductions according to section 10a sub-section 6 clause 4 KWG			
Difference (section 10a subsection 6 clause 6 KWG)	-2,941,941.75	1,466,941.75	-1,475,000.00
Adjustment of difference in accordance with section 10a subsection 6 clause 7 KWG) (participation since 1998) altogether 7/10			1,032,500.00
Overall reduction (section 10 subsection 6 article 1a KWG)			-442,500.00
liable shareholders equity section 10a			5.596,204.75

Due to the six-month average report an undercutting in the monthly average of the consolidated equity could not be determined.

With regard to the equity equipment according to section 10 a Sub-section 1, section 10 Sub-section 9 KWG, the following excess exists:

	DBH DM	HPM DM	consolidated DM
General administrative costs	156,248.46	3,363,124.89	3,519,373.35
Depreciation	0.00	81,561.20	81,561.20
total	156,248.46	3,444,686.09	3,600,934.55
			DM
hereof ¼			-900,233.64
existing equity equipment			5,596,204.75
over-covering			4,495,971.11

As a subordinate company in accordance to section 10 a sub-section 2 article 2 KWG, HPM is to be included in the DVH consolidation of shareholder's equity. Since there are no companies subordinate to HPM, HPM itself is not obligated to the consolidation of capital according to section 10 a KWG.

Since 2000 the company regularly submits the consolidated reports (Grundsatz I-Meldungen and Grundsatz II-Meldungen) since July 1, 2000. With the exception of entries within the context of the annual financial statement of December 31, 2000, as well as the partial failure to meet deadlines mainly due to necessary documents from the USA, the reports are appropriate according to materiality.

XIV. Provision for risks (section 25 PrüfvB)

The risks from the joint venture investment is taken into account with appropriate equity equipment. For the risks from the participation in subsidiary Vision, the appropriate reserves and value adjustments were carried out in the annual financial statements of HPM and DBH.

XV. Liquidity (section 26 PrüfbV)

The current state of liquidity compared to the previous year is as follows:

a) State of Liquidity:

	12/31/2000 in TDM (DM in thousands)	in %	12/31/1998 in TDM (DM in thousands)	in %
In short-term debts (other liabilities, short-term reserves) of	-5,508.00	100.00	-1,144.10	100.00
liquid available funds (primary liquidity) (cash assets, security account, outstanding deposits)	1,829.20	33.20	1,596.50	139.50
there is an undercovering / overcovering of	-3,678,80	66.80	452.40	-39.50
in the inclusion of liquid funds (secondary liquidity) (receivables including connected enterprises)	3,963.90	72.00	2,735.00	239.10
there is an overcovering of	285.00	5.2	3,187.40	278.60

Worsening of liquidity: DM -2,902,400.00

b) Cash-flow analysis
Annual surplus/ deficit

	2000 DM	1999 DM
Annual surplus/ deficit	-637,227	1,066,502
Depreciation of investments	720,922	0
Provision of liability reserves	271,000	0
Provision of pension reserves	2,375	0
Cash-flow	357,070	1,068,875

The worsening of liquidity was caused by investments in financial assets. Altogether DM 1,655,150.74 were invested in participations and DM 1,633,346 was invested in connected enterprises. For this reason, liquidity on December 31, 1999 and the generated cash-flow was used.

XVI. Money-lending business (sections 28, 54, 55 PrüfbV)

The company did not carry out any lending business transaction in 2000. Running receivables and liabilities exist exclusively between connected enterprises and future shareholders. In addition there are still claims from tax over-payments overpayments in the current taxation period

The financial assets were valued at the lowest permissible tax rate, and as long as depreciation in value, written off at a reminder value. Further financial risks (letter or comfort) are covered by reserves..

The securities are shown in the assets at their initial cost or at a lower market price on reporting date. As per December 31, 2000 there was no price reserve . An loss risk is not recognisable..

XVII. Key notes on the annual financial statement of December 31, 2000.

The company, as a finance holding company is to be treated as a large corporation in accordance to the regulations in the German Commercial Code(section 240 ff HGB). The annual financial statement of December 31, 2000 was calculated according to legal regulations.

The assets and liabilities items are properly substantiated.

The valuation principles according German commercial code valid for corporations were heeded in consideration of continuationof business activities. All existing risks on the key date for the balance sheet, as far as they were discernible in the draught of the annual financial statement, are accounted for by the formation of sufficient reserves and value adjustments. The applied valuation methods from the previous annual financial statement were maintained. The accounting and valuation methods are stated in the enclosure.

The classification rules the of the German Commercial Code and HG and RechKredV – (ordinance on accounting in banks and financial institutions) were followed.
The annual financial statement presents a true and fair view of the assets and liabilities, financial position and profit or loss.

We have presented the individual items of the annual financial statement in detail in the explanatory notes (Enclosure 7)

The enclosures and status report enclosed in this report as enclosure 4 and enclosure 5 contain the prescribed information on the individual items of the annual financial statement and correctly and entirely present any other obligatory information.

XVIII. Auditor's opinion (section 18 PrüfbV)

The representatives willingly provided all explanations and evidence. The completeness of the information, as well as the completeness of the accounting were confirmed.

In accordance with the closing result of our dutiful audit, there were no objections to be raised against the accounting and the annual financial statement. Assets and liabilities, financial position and profit or loss are well structured. Unfavourable changes in assets and liabilities, financial position and profit or loss in the previous year, as well as substantial damage impairments after the key date for the balance sheet were not stated to us aside from the specified facts.

The organisation of accounting as well as the services provided by external service agents correspond to the requirements for operating a business. Obligations in accordance with the German anti-money laundering law were observed. Internal auditing is not established due to the size of the business. The internal controlling measures are orientated towards the size of the company.

The enclosure and the status report basically comply with the legal requirements and explain the balance sheet items , the profit/loss account and the economic situation accurately. The status report presents an accurate view of assets, liabilities, financial position and profit/ loss of the company.

We did not determine any facts that can hinder the existence of the finance holding company or could substantially impair its development. Substantial violations of the law and the article of association by the managing director are not known to us.

We grant DBH Deutsche Beteiligungs Holding AG, principal place of business in Düsseldorf the following auditor's opinion for the annual financial statement, enclosed as enclosure 1 to 4, as well as status report.

It is our conviction that the annual financial statement of DBH Deutsche Beteiligungs Holidng AG, in compliance with principles of sound accounting practice presents a true and fair view of assets and liabilities, financial position and profit or loss of the company. During the audit we were not informed of any risks to future development.

Neuss. May 11, 2001.

Dr. Glade, König und Partner GmbH
Qualified auditors and tax consultants

Signed
Dr. Hans-Joachim Glade
Auditor

DR. GLADE, KÖNIG und PARTNER GmbH

QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Annual Financial Statements for year ended 31/12/2000
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Enclosure 1 Page 1

Assets

		GDM	31/12/2000 GDM	31/12/1999 GDM in thousands
1	Cash reserves			
	a) cash assets	0.00		0.0
	b) central bank balances	0.00		0.0
	hereof with Deutsche Bundesbank GDM 0.0			
	c) postal giro account balances	0.00		0.0
			0.00	0.0
2	Public sector debt instruments and bills of exchange accepted for refinancing by central banks			
	a) treasury bills and treasury discount notes or similar public sector instruments, hereof with Deutsche Bundesbank refinanceable GDM 0.0	0.00		0.0
	b) bills of exchange	0.00		0.0
	hereof with Deutsche Bundesbank refinanceable GDM 0.0		0.00	0.0
3	Receivables from banks			
	a) due daily	1,124,919.12		0.0
	b) other receivables	0.00		187.5
			1,124,919.12	187.5
4	Receivables from clients hereof: secured by a charge over property GDM 0.0, public sector loans GDM 0.0		0.00	0.0
5	Bonds and other fixed income securities			
	a) money market securities			
	aa) from public sector issuers	0.00		0.0
	hereof qualifying as security at the Deutsche Bundesbank GDM 0.00			
	ab) from other issues	0.00		0.0
	hereof qualifying as security at the Deutsche Bundesbank GDM 0.00	0.00		0.0
	b) loans and bonds			
	ba) from public sector issuers hereof qualifying as security at the Deutsche Bundesbank GDM 0.00	0.00		0.0
	bb) from other issuers hereof qualifying as security at the Deutsche Bundesbank GDM 0.00	0.00		0.0
	c) own bonds: nominal amount GDM 0.00	0.00		0.0
			0.00	0.0
6	Shares and other non-fixed-income securities		404,288.84	1,409.0
7	Investments hereof in financial institutions GDM 0.0 in financial services companies GDM 0.0		1,539,590.18	0.0
8	Investments in subsidiaries hereof in financial institutions GDM 0.0 in financial services companies GDM 0.0		3,391,942.75	2,364.0
9	Trust assets hereof trustee loans GDM 0.0		0.00	0.0
10	Equalisation claims against the public sector including bonds from		0.00	0.0
11	Intangible assets		0.00	0.0

12	Tangible assets	0.00	0.0
13	Outstanding contributions to capital stock		
	Claimed hereof: GDM 300.000 (previous year GDM 0.0)	300,000.00	0.0
14	Own stocks and shares (of parent company)	0.00	0.0
	Nominal amount/if necessary arithmetic amount GDM 38,621.25 (previous year)		
		0.00	0.0
15	Other assets	3,963,762.92	2.735.0
16	Prepaid expenses	0.00	0.0
17	Deficit not covered by shareholders' equity	0.00	0.0
Total		10,724,503.81	6.695.5

Annual Financial Statements for year ended 31/12/2000
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Liabilities and shareholders' equity

		GDM	31/12/2000 GDM	31/12/1999 GDM in thousands
1	Loans from banks			
	a) due daily	0.00		0.0
	b) with agreed period of notice or validity	0.00		0.0
			0.00	0.0
2	Liabilities to clients			
	a) savings deposits			
	aa) with agreed period of notice of 3 months	0.00		0.0
	ab) with agreed period of notice of more than 3 months	0.00		0.0
		0.00		0.0
	b) other liabilities			
	ba) due daily	0.00		0.0
	bb) with agreed period of notice or validity	0.00		0.0
			0.00	0.0
			0.00	0.0
3	Certified liabilities			
	a) issued bonds	0.00		0.0
	b) other issued liabilities	0.00		0.0
	hereof money market securities GDM 0.0 own acceptances and bank promissory notes outstanding GDM 0.00		0.00	0.0
4	Trust liabilities			
	Hereof trustee loans GDM 0.0		0.00	0.0
5	Other liabilities		5,207,038.71	75.1
6	Prepaid expenses		0.00	0.0
7	Accruals			
	a) accruals for pensions plans and similar commitments		7,033.00	4.7
	b) accruals for taxes		0.00	1.039.0
	c) other accrued liabilities	301,000.00		30.0
			308,033.00	1.073.7
8	Special items with contingency share		0.00	0.0
9	Secondary liabilities		0.00	0.0
10	Profit sharing rights outstanding		0.00	0.0
	Hereof due within the next 2 years GDM 0.0			
11	Funds for general banking risks		0.00	0.0
12	Shareholders' equity			
	a) capital stock	2,300,000.00		2,000.0
	b) additional paid-in capital	2,625,000.00		2,625.0
	c) retained earnings			
	ca) legal reserve	0.00		0.0
	cb) own holdings reserve (holdings in parent company)	0.00		0.0
	cc) statutory reserves	0.00		0.0
	cd) other reserves	0.00		0.0
		0.00		0.0
	d) net income/net loss for the year	284,442.10		921.7
			5,209,412.10	5,546.7
	Total shareholders' equity and liability		10,724,503.81	6,695.5
1	Contingent liabilities			
	a) contingent liabilities from transferred discounted bills of exchange	0.00		0.0
	b) liabilities from guarantee commitments and			

warrantee agreements	0.00		0.0
c) liabilities from collateral for third party liabilities	0.00		0.0
		0.00	0.0
Other liabilities			
a) revere purchase agreements			
	0.00		0.0
b) placement and underwriting commitments	0.00		0.0
c) irrevocable loan commitments	0.00		0.0
		0.00	0.0

DR. GLADE, KÖNIG und PARTNER GmbH

QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Annual Financial Statements for year ended 31/12/2000
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Enclosure 2

Statements of income

		GDM	31/12/2000 GDM	31/12/1999 GDM in thousands
1	Interest income from			
	a) lending and money market business	0.00		6.4
	b) fixed interest and book entry securities	0.00		0.0
			0.00	6.4
2	Interest expenditure		4,291.01	1.3
3	Current income from			
	a) shares and other non-fixed income securities	25.026.08		37.3
	b) investments	0.00		0.0
	c) investments in subsidiaries	0.00		0.0
			25,026.08	37.3
4	Income from profit pools, profit transfer or partial profit transfer agreements		1,330,279.77	2.328.7
5	Commission income	0.00		0.0
6	Commission expenditure	0.00		0.0
			0.00	0.0
7	Financial operations: net income or net expenditure			
	a) income from financial operations	0.00		0.0
	b) financial operations expenditure	0.00		0.0
			0.00	0.0
8	Other business operations		0.00	0.0
9	Special items with contingency share		0.00	0.0
10	General administration costs			
	a) personnel costs			
	aa) wages and salaries	29,189.17		43.3
	ab) statutory social welfare contributions and expenses for optional support payments and pension plans	2,375.00		2.4
	hereof for pensions plans GDM 2.375.00 (previous year GDM 2.400.00)	31,564.17		45.7
	b) other administration costs	124,684.29		102.2
			156,248.46	147.9
11	Depreciation and value adjustments of intangible and tangible assets		0.00	0.0
12	Other expenditure for business operations		759,233.71	93.7
13	Depreciation and value adjustments of receivables and certain securities, and transfer to accruals of lending operations	0.00		0.0
14	Income from appreciation of receivables and certain securities, and writing back provisions in lending operations	0.00		0.0
			0.00	0.0
15	Depreciation and value adjustment of investments, investments in subsidiaries and securities treated as fixed assets	991,921.72		0.0
16	Income from appreciation of investments, investments in subsidiaries and securities treated as fixed assets	0.00		0.0
			- 991,921.72	0.0
17	Expenditure from loss take-over		0.00	0.0
18	Transfer to special items with contingency share		0.00	300.0
19	Income from ordinary activities before income taxes		- 556,389.05	2,129.5
20	Extraordinary income	0.00		0.0
21	Extraordinary expenses	0.00		0.0
22	Extraordinary items before tax		0.00	0.0
23	Taxes on income from ordinary activities	80,837.68		1.063.0
24	Other taxes unless stated in item 12	0.00		0.0
			80,837.68	1.063.0
25	Transferred profits arising from profit pools in			

	accordance with a profit or partial profit transferring agreement		0.00	0.0
26	Net income		- 637,226.73	1.066.5
27	Balance brought forward from prior year		92168.83	- 144.8
28	Drawings on capital reserve		0.00	0.0
29	Drawings on retained earnings			
	a) on security reserve	0.00		0.0
	b) on other reserves	0.00		0.0
			0.00	0.0
30	Transfer to retained earnings			
	a) to security reserves	0.00		0.0
	b) to other reserves	0.00		0.0
			0.00	0.0
31	Net income for the year		284,442.10	921.7

Enclosure No. 3

Enclosure for the Business Year 2000

Accounting, evaluation principles

The company is a financial holding company in accordance with section 1, sub-section 3a KWG (German Banking Law). It is therefore subject to the principles established in the statutory accounting requirements for financial services companies (RechKredV (Ordinance Regulating The Preparation Of Year-end Statements Of Financial Services Companies And Banks)). For this reason the company has to prepare its annual financial statements based on forms 1 and 3 RechKredV and not pursuant to section 266 HGB and section 275 HGB (German Commercial Code).

Receivables from banks are stated at nominal value.

Assets were valued at nominal amounts.

Shares and other non-fixed-income securities were valued applying the lower of cost or market principle. .

Loans from banks and other liabilities are reported at the repayable amount. The accruals are set at a level that gives full consideration to possible risks.

Currency conversions on the assets side were made according to the lower of cost or market, and on the liabilities side according to the highest valuation; reporting date rate for 1 USD was GDM 2,0822.00

Forms 1 and 3 RechKredV are based on the structure of annual financial statements in accordance with section 266 HGB and section 275 HGB.

Notes on the balance sheet

The other receivables from banks are receivables that fall completely to the bank balance at the Commerzbank Aktiengesellschaft, Düsseldorf.

The shares and other non-fixed-income securities refer exclusively to Commerzbank Money MKT FD D-Mark shares O.N. [*of no par-value*]: (40 shares at a fixed-day value of GDM 404,300.00).

Investments in affiliated companies consist of:

100 % shareholding in HPM Portfolio Management GmbH,
Düsseldorf at a value of GDM 2,941,941.75

80 % shareholding in ekip.de AG, Düsseldorf
at a value of GDM 450,000.00

80 % shareholding in Vision @ Technologie AG, Düsseldorf
at a value of GDM 1.00

Due to ongoing problems with the operative business strategy and the continuing stock market floatation the investment in Vision @ Technologie AG had to be written off completely.

The total investments held in the following companies amount to:

6.84 % shareholding in ALS – advanced logistic systems AG,
at a value of GDM 1,300,000.00

2,33 % shareholding in Innovativ AG, München
at a value of GDM 239,589.18

3 % foreign shareholding in Sitebuilder.com,
Washington D.C., US at a value of GDM 1.00

Due to the unclarified prospects of Sitebuilder.com the shareholding in the company was written off on the reporting date in accordance with the principle of caution.

The other assets include, among other things, receivables of GDM 2,615,000.00 (previous year GDM 88,600.00) from HPM Portfolio Management GmbH, as well as receivables of GDM 1,348,800.00 from overpayment of taxes (GDM 714,000.00 for corporation tax and solidarity tax, GDM 374,000.00 for trade tax and GDM 260,800.00 for turnover tax surplus).

The outstanding capital contributions resulted from the subscription for shares during a capital increase by the subsidiary. The subscription was necessary in order to generate capital and was achieved by placing shares in the form of ADR's via the US capital market.

Due to the subscription for the shares by the 100 % subsidiary HPM the capital increase is considered as not completed and, therefore, capital contributions are still outstanding. The duty of capital contribution will be regarded as fulfilled as soon as the ADR issue is concluded. (expected in the 2. Quarter of 2001).

The other liabilities include payments by subscribers for the purchase of certified partial ownership in accordance with US law. Since the application procedure at the US Securities and Exchange Commission was not completed on the reporting date, any payments received were entered on the liabilities side:

For subscriptions to the new DBH, Deutsche Beteiligungs Holding AG	GDM 3,450,778.71
For subscriptions to the subsidiary Vision @ Technologie AG	GDM 1,530,000.00

In addition to this, liabilities to Vision @ Technologie AG amounting to GDM 214,000.00 are also included in the item other liabilities.

.

Notes on statements of income

Income was mainly achieved from the profit transfer from the subsidiary HPM Portfolio Management GmbH, Düsseldorf.

The item other administration costs contains primarily expenditure for personnel, office space, advertising, servicing and repairs/maintenance.

Any other operating costs refer primarily to costs related to the stock exchange listing in the US.

The other operating costs include an amount of GDM 700,000.00 for payments to the subsidiary HPM Portfolio Management GmbH which were made in connection with the issue of shares for the raising of capital on the American stock market. (OTC)

Assumption of liabilities

The company, together with the subsidiary HPM Portfolio Management GmbH which is supporting its own issue, will assume full responsibility for liabilities not covered by own funds of the subsidiary Vision @ Technologie up to a maximum of GDM 1,000,000.00 if the planned issue of ADR should prove a failure.

Other details

Chief executive:	Henry Littig, Kaufmann, Haan (detail does not apply in accordance with section 285, no. 9, section 286, sub-section 4 HGB)
Supervisory board:	Daniel Hoenings, chairman Dr. Ingrid Siegmund-Rux, deputy chairman Günter Trautmann (total salary 2000: GDM 5,000)
Appropriation of profit:	After consultation with the supervisory board the chief executive has proposed to carry the balance of GDM 284,442.10 forward (composed of a net income of GDM 921,668.83 and a net loss for the year of GDM 637,226.73).

Düsseldorf, March 30, 2000

(DBH Deutsche Beteiligungs Holding AG) (Henry Littig)

DR. GLADE, KÖNIG und PARTNER GmbH
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

DBH Deutsche Beteiligungs Holding AG,
Düsseldorf

Development of investments on Dec 31, 2000

	Value 1/1/00 GDM	Purchase costs Additions GDM	Disposals GDM	Value 31/12/00 GDM	Value 1/1/00 GDM	Additions GDM	Depre-ciation Dis-posals GDM	Depreciation Business y. GDM	Value 31/12/0C GDN
Investments									
1 shares and other non-fixed income securities	1,409,012.04	0.00	1,004,723.20	404,288.84	0.00	0.00	0.00	0.00	0.0C
2 shareholdings	0.00	1,655,150.74	0.00	1,655,150.74	0.00	115,560.56	0.00	(115,560.56)	15,560.5E
3 investments in affiliated companies	2,363,957.51	1,633,346.40	0.00	3,997,303.91	0.00	605,361.16	0.00	(605,361.16)	605,361.1E
Total	3,772,969.55	3,288,497.14	1,004,723.20	6,056,743.49	0.00	720,921.72	0.00	(720,921.72)	720,921.7Z

Enclosure Nr. 4

Status report for the business year 2001

1. Overview

Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf holds at present a 100 % of the shares of HPM Portfolio Management GmbH (HPM), Düsseldorf, 80 % of Vision @ Technologie AG, Düsseldorf and of ekip.de AG, Düsseldorf as well as a minority interest in suitbuilder.com, US, ALS AG, Berlin and Innovativ Capital AG, München.

2. Risks of development in the future

The major risks are entirely due to the shareholdings and include the following:

2.1 Internal risk: **Investment in HPM GmbH**

2.1.1 Dependence on markets and competition

At present the 100 % subsidiary HPM GmbH is the most active branch of DBH AG. Its market is divided into two parts: the first market (FRG), where HPM GmbH acquires its customers, and the second market (USA), where the customers of HPM GmbH are active. Both markets create a strong dependence for HPM GmbH. Should, for instance, a drastic deterioration of the economic situation in Germany come about, or should a general dislike for US securities trading develop, or should, in the future, the legal framework for financial services companies in general, or in particular for HPM GmbH, develop to its disadvantage in view of the KWG amendment, or should the conditions of competition become fiercer, the HPM GmbH would experience a negative influence on its turnover and earnings position. In the second market the company is essentially dependent on the overall situation of the world stock market in general, and the US stock market in particular. Although HPM GmbH offers concepts which allow taking advantage of dropping market values, this does not mean that a continuing interest in HPM GmbH products can at all times be sustained during a drop of stock prices. In addition to this, fluctuations of exchange rates at the foreign exchange markets in general, and the change of GDM/US Dollar parity in particular, might lead to a slackening of interest in HPM GmbH products.

2.1.2. Dependence on persons

Any company such as DBH AG which demands wide expertise, and intensive personal commitment, of its employees is highly dependent on existing and future employees, and also the employees of its subsidiaries. The loss of all, or some employees, can only be compensated at high additional cost and would involve, at least in the short-term, quality impairments.

A termination of contract between HPM and the Clearing Partner Pershing Inc, for whatever reason, would, at least in the short-term, result in an increase of labour and costs leading to a possible deterioration of the earnings position. If, after such a termination of contract, it should proof impossible to find another US depository bank for co-operation, even the continued existence of the US business might be in question, and the business core of HPM GmbH might be in danger. There are no indications as to a termination of agreement by HPM GmbH or Pershing Inc. respectively.

2.1.3. Dependence on products/concepts/press/data

The success of HPM GmbH is dependent on the success of its products/concepts. The present success on the market is essentially a result of the innovative features of HPM GmbH products. If HPM GmbH can continue to launch innovative concepts on the market, business success for HPM GmbH will be certain, or may even be expanded. The success of HPM GmbH is therefore particularly dependent on the pooled knowledge and experience of its employees; and cannot be judged on the merits of its material values. If other companies were to copy HPM GmbH's products/concepts in the future and enter into direct competition with HPM GmbH, the company's development might suffer. In addition to this, companies like HPM GmbH are judged first and foremost by the monetary performance for its customers. If HPM GmbH were to be unsuccessful in satisfying its customers in the future, this would most likely have a negative effect on future business developments. Businesses like HPM GmbH are highly dependent on press releases. Although press releases on HPM GmbH have, so far, been (to a greater part) positive, a justified, or unjustified, negative press release may have a considerable negative effect on business developments. On top of this a loss of customer data, for instance, could have detrimental effects on the development of HPM GmbH.

2.2. Internal risks: Investment in **Vision @ Technologie AG**

As the share floatation has not yet been concluded, relevant provisions have been put into place to cover the risk of warranty claims, and to avert damage to the image of the parent company and HPM which is supporting its own issue.

2.2.1. Dependence on markets and competition

The success of the 80 % subsidiary Vision @ Technologie AG is to a high degree dependent on the development of emerging markets. It has become obvious that the initial key client strategy, that is, the concentration of sales activities on potential major customers did not bring about a success reflecting the time spent on planning. A major reason for this is the lengthy and complex decision making process typical of large companies which is preceding any extensive investments. The Vision @ Technologie AG has expanded its range of goods and services. While in the past marketing and canvassing of customers was concentrated on the marketing of the platform "MiniRom", the company now offers services as a competent e-marketing tool provider. Besides the classical MiniRom the company now acts as a distributor for all digital data carriers. In conjunction with a leading manufacturer in the Far East this venture is made feasible at attractive prices. In addition to this Vision @ Technologie AG also supplies software solutions.

The readiness of companies to make use of the offered range of products by Vision @ Technologie has a strong influence on the company's prospects. The structures of the market environment are changing on a daily basis, and any forecast of future developments tends to be uncertain. Technical progress could provide media and applications that might have a detrimental effect on the product markets of Vision @ Technologie AG. A lack of acceptance of Vision @ Technologie AG products might also be caused by a change in the demand attitudes of potential customers.

2.2.2. Dependence on persons

Vision @ Technologie AG has created a tightly woven net of contacts necessary for the frictionless functioning of a successful business. The innovative features of the company's products require flexible teamwork and intensive commitment from the company's employees and contract partners alike. The loss of a party would involve quality impairments and, at the worst, a drop in turnover.

The business activities of Vision @ Technologie AG are backed by corresponding agreements. The termination of a contract, for whatever reason, would, at least short term, withdraw the basis for Vision @ Technologie AG's business activities and most likely affect its earnings ability as early as the year 2000 and also in the future. Should it prove impossible to find a new partner for co-operation, even the continued existence of the business would be endangered.

2.2.3. Dependence on products and patents

The success of Vision @ Technologie AG is dependent on the success of its products. The market success of Vision @ Technologie AG products is essentially dependent on their innovative features and fast marketing. If Vision @ Technologie AG can continue to launch innovative concepts on the market, business success for Vision @ Technologie AG will be certain, or may even be expanded. The success of Vision @ Technologie AG is therefore particularly dependent on the pooled knowledge and experience of its employees, and cannot be judged on the merits of its material values. If other companies were to copy Vision @ Technologie AG's products/concepts in the future and enter into direct competition with Vision @ Technologie AG the company's development might suffer. The delay of a market launch, expenditure for legal proceedings as well as lost market shares may impair the income of Vision @ Technologie AG or, at the worst, even prevent the continuation of business activities.

2.3. Internal risks: Investment in **ekip.de AG**

2.3.1. Dependence on markets and competition

The marketing of the stock market newsletter called "Watch" is at the core of ekip.de AG's sphere of activity. The newsletter is supposed to be self-financing with the help of income from advertisements. These, again, are dependent on the number of readers. The more readers the newsletter can attract the higher the income from advertisements. This results in two core spheres of activity for ekip.de AG, namely the canvassing of customers and the canvassing of advertisers.

The canvassing of customers is supported by the public interest in the topics covered by the newsletter. At times of a tail-off in the pace of economic activity, and increasing pessimism with respect to the New Market in Germany, or the NASDAQ in the USA, respectively, the interest in the financial markets decreases, especially as many investors suffered from heavy losses in the last year.
This type of environment makes it hard to win new customers.

Canvassing for advertisers proved equally difficult during the past year as the public's diminishing interest in the stock market goes hand in hand with a decreasing interest in the advertising sector of this advertising platform.
Apart from these core activities, ekip.de AG was also involved in the raising of venture capital for new companies by drawing up business plans, equity stories and doing research.

2.3.2. Dependence on persons

The nature of a business like ekip.de AG requires the services of an author for the writing of newsletters, business plans, equity stories and doing research. The partial, or total loss of this author might therefore lead to quality impairments in the drawing up, and posting of the newsletter and, at the worst, would cause a drop in revenue. Should it proof impossible, after the loss of the author, to find a new partner, even the continued existence of the core business could be endangered.

2.3.3. Dependence on products

ekip.de AG is operating exclusively as a service company and is subject to the risks stated above.

2.3.3.1. Internal risks: minority interest in **ALS AG**

In this case DBH AG has invested in a company developing innovative freight forwarding software. Income is expected from this investment in the near future. The risk involved does not exceed the investment's book value.

2.4. Internal risks: minority interest in **Innovativ Capital AG**

The investment in this venture capital company is expected to provide returns in the future. The risk involved does not exceed the investment's book value.

2.5. Internal risks: minority interest in **sitebuilder.com**

The investment in this US Internet sector company has been written off completely in accordance with the principle of caution as, contrary to expectations, the company was unable to provide promising company data.

3. Business development

a) Income development

DBH obtained income mainly from the profit transfer of the subsidiary HPM Portfolio Management GmbH, Düsseldorf in accordance with the affiliation agreement.

In addition to the income transfer, a sum of about GDM 710,000.00 had to be transferred to the statutory reserves as a result of HPM acquiring indirect ownership of DBH AG.

Not taking into account tax expenditure and extraordinary costs, but taking into consideration the reserves formed at HPM, the annual income from ordinary business activities amounted to GDM 852,000.00 in spite of complicated basic conditions.

Taking into account the annual loss of GDM 637,000.00 the remaining balance is to be forwarded to the next year.

b) Investment and financing sector

As before, there will be no need for loans. Financing will be made available, as in the past, from the high, re-invested profits and internal resources. In addition to this the capital increase has provided a further strengthening of the financial cover.

c) Important events during the business year

The capital increase of DBH AG was concluded mid-year. The entire share issue has been placed successfully. The increase of capital as well as the transfer to capital reserve in the form of premiums will be available to the company after the final issue of ADR's share certificates to subscribers. Within the scope of this subscription the employees of the group have been made part of the success by benefiting from a stock option plan.

4. **Status of the company**

The company will continue to make investments in promising companies.

Accountable events of special importance have not taken place after the reporting date.

Düsseldorf, March 30, 2001

(DBH Deutsche Beteiligungs Holding AG, Chief Executive).

Enclosure 5

Auditor's opinion

Our auditor's opinion is as follows:

We have audited the annual financial statement, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of 01.01. to 31.12.2000. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations on commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the annual statement, thereby including the accounting and the report on the situation of the Company.

We have carried out our audit of the annual financial statement in compliance with the principles of sound auditing practice determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the picture of the assets, the financial situation and the situation of the earnings and profits conveyed by the annual financial statement in compliance with the principles of sound accounting practice and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the business activity and the economic and legal situation of the Company, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, in the annual financial statement and in the status report of the Company are mainly assessed by sample checking. The audit comprises the assessment of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the annual financial statement and the status report on the Company. We are of the opinion, that our audit constitutes a sufficiently sound basis for our judgement.

DR. GLADE, KÖNIG und PARTNER GmbH
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Our audit has not given rise to any objections.

It is our conviction that the annual financial statement conveys a fair picture of the assets, financial situation and situation of the earnings and profits of the Company in conformity with the principles of sound accounting. The status report on the Company conveys an overall fair view of the position of the Company and presents the risks of its future development in an appropriate manner.

N e u s s , 11.05.2001

Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants

(Signature)
(Dr. Hans-Joachim Glade)
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH Qualified Auditors - Tax consultants
Neuss

DR. GLADE, KÖNIG und **PARTNER GmbH**
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Enclosure No. 7

EXPLANATORY NOTES

A Notes on the annual financial statement of December 31, 2000 (Form 1)

The consecutive numbers of the balance-sheet items correspond with the breakdown in Form 1.

Assets

3. Receivables from banks — DM 1,124,919.12
(31.12.1999: DM 187,532.17
- Commerzbank AG, Düsseldorf, A/C 490470200 –

Comprised of:	
- Commerzbank AG, Düsseldorf, A/C 490470200	-DM 1,622,116.41
- Commerzbank AG, Düsseldorf, A/C 490470201	+DM 2,747,035.53
total	DM 1,124,919.12

The balances were confirmed by the bank on February 2, 2001

6. Shares and other non-fixed-income securities — DM 404,288.84
(31.12.1999: DM 1,409,012.04)

Concerned are 139 Commerzbank Money MKT FD D-Mark shares O.N. [*of no par value*]
The valuation was substantiated by the statement of deposit of 31.12.1999 by the Commerzbank AG, Düsseldorf,.
The interest income is shown under the current income from shares and other non-fixed-income securities (Form 3, 3a).

7. Holdings	DM 1,539,590.18
(31.12.199)	DM 0.00)

Comprised of

a) ACS advanced logistic systems AG, Berlin (6,84)	DM 1,300,000.00
b) Innovativ Capital AG, Munich (2.33%)	DM 239,589.18
c) Sitebuilder.com, Washington D.C., USA (3%)	DM 1.00
Sum	DM 1,539,590.18

On a)
Concerns participation in a logistics software company in the foundation phase. The foundation participation should be increased step by step with the progress in development of the company (overall commitment DM 2,600,000.00) Up to date capital was invested in two "milestones" on July 7, 2000 (DM 500,00.00) and on December 22, 2000 (DM 800,000.00).

On b)
Concerns participation in a joint-venture capital company with a subscription volume of EUR 122,500.
(Payment on November 23, 2000)

On c)
Commitment in the sitebuilder.com amounted converted DM 115,561.56 and was effected in September and October 2000. The prospects of success for this internet company were negative on the closing date and the period of the audit, so that the participation was written off as a precaution.

8. Investments in connected enterprises		DM 3,391,942.00
	(31.12.1999:	DM 2,363,957.51)
hereof in financial service institution DM 2,941,941.75 (Prev. year DM 1,963,957.51		
a) HPM Portfolio Management GmbH		
	Comprises of:	
Value of investment in kind of the 100% share		DM 1,525,000.00
Capital increase	EURO	
Capital until now	25,564.59	
Capital increase 1999	224,435.51	DM 438,957.51
Capital increase 2000	500,000.00	DM 977,984.24
	750,000.00	
Value on December 31, 2000		DM 2,941,941.75
b) Vision@Technologie AG		
80 % foundation participation		DM 400,000.00
Capital increase 2000		DM 205,362.16
Depreciation		minus DM 605,361.16
Value on December 31, 2000		DM 1.00
c) ekip.de AG Düsseldorf		
80% foundation participation		DM... 450,000.00
Sum		DM 3,391,942.75

On a)
Concerns a financial services company with which a profit transfer agreement exists since 1998. The profits from the profit transfer are shown in position 4 in the profit and loss account (form 3).

On b)
The participation in the new economy enterprise that, for the most part, sells and puts together mini cd-roms had to be completely written off due to considerable difficulties in management and sales structures and the production process. In order put the company back on its feet financially, DBH, together with its

subsidiary HPM (comp. on a)) granted a letter of comfort up to a maximum of DM 1,000,000.00 limited until June 30, 2001. The letter of comfort was also effected in anticipation of eventual recourse demands by investors of a not yet completed issuance of Vision, which was accompanied and supported by HPM.

On c)
DBH participated as an 80% foundation shareholder in a company that offers internet services (newsletters, banner advertising) in the finance sector. The company is still in the founding phase.

13. Outstanding contributions to the subscribed capital		DM 300,000.00
	(December 31,1999)	DM 0.00

Claimed hereof: :
DM 300,000.00 (comp. previous year DM 0.00)

This concerns an amount from the approved capital increase on June 15, 2001 pursuant to the Managing Board resolution. The shares were subscribed for issue purposes by the 100% subsidiary (HPM). The capital is regarded as furnished only after the young shares have been passed on to third parties and the counter-performance (incl. premium) is received by DBH.

15. Other assets DM 3,963,762.92

(December 31, 1999: DM 2,735,002.16)

Comprised of:

Receivables from HERMES Portfolio Management GmbH (HPM) (from profit transfer payment and settlement)		DM 2,615,005.29
Receivables from taxes		
Turnover tax	DM 260,757.63	
Corporation tax (incl. surcharge for solidarity)	DM 714,000.00	
Trade Tax	DM 374,000.00	DM 1,348,757.63
Sum		DM 3,963,762.92

Liabilities

5. Other liabilities		DM 5,207,028.71
	December 31, 1999:	DM 75,135.05
	Comprised of:	
Vision@Technologie AG, Düsseldorf		DM 214,000.00
Liabilities to subscribers from the capital increase (DM 300,000.00 incl. DBH premium 2000)		DM 3,430,951.78
Liabilities to subscribers of Vision shares in the context of an issue programme 2000		DM 1,530,000.00
Overpayment from existing share holders		DM 19,826.93
Supervisory board remuneration (previous years)		DM 10,500.00
Taxation office i.e. wage tax		DM 810.83
other		DM 939.17
Value on December 31, 1999		DM 5,207,028,71

The liabilities towards subscribers of DBH / Vision exist on the closing date, since the shares should be certificated as ADR's, which in turn will be transferred to the subscribers. This had not yet been effected on the closing date.

7. Reserves		DM 308,033.00
	December 31, 1999:	DM 1,073,700.00
a) Reserves for pensions		DM 7,033.00
	December 31, 1999:	DM 4,658.00

Pension expectancy for the benefit of the chief executive on the basis of the assurance granted on July 7, 1998.

b) Provisions for taxes 0,00
December 31, 1999 DM 1,039,042.00

Composition and Development:

	January 1, 2000 DM	Use DM	writing-back DM	December 31, 2000 DM
Trade tax 1999	284,119.00	284,119.00	--	0.00
Corporation tax / Additional charge for solidarity 1999	754,923.00	694,262.81	60,660.19	0.00
Sum	1,039,042.00	978,381.81	60,660.19	0.00

Taxation for the year 1999 took place in 2000. The amount written back is shown in position 23 of the profit and loss account (Form 3)

c) Other reserves DM 301,000.00

December 31, 1999: DM 30,000.00

Composition:

	January 1, 2000 DM	Usage DM	provision DM	December 31, 2000 DM
Annual Finance Statement Statement	10,000.00	10,000.00	10,000.00	10,000.00
Audit and disclosure	20,000.00	20,000.00	20,000.00	20,000.00
Liability risk Vision@Technologie AG	--	--	271,000.00	271,000.00
Sum	30,000.00	30,000.00	301,000.00	301,000.00

The reserves provisions are set with an estimate based on figures from the previous year.

With respect to the liability risk see assets 8 b).. The reserve in the amount of the compensation was formed at Vision@Technologie AG.

12. Stockholders' equity		DM 5,209,442.10
	December 31, 1999	DM 5,546,668.83
a) *Subscribed capital*		DM 2,300,00.00
	December 31, 1999	DM 2,000,00.00.
Carried forward January 1, 2000		DM 2,000,000.00
Authorised capital increase (June 15, 2000)		DM 300,000.00
Value on December 31, 2000		DM 2,300,000.00

Pursuant to the resolution of the General Meeting of March 22, 2000, the Managing Board was authorised increase the capital by 200,000 bearer shares (DM 1,000,000.00). The Managing Board made use of these on June 15, 2000 and transferred DM 300,000.00 of young shares to HPM for the purpose of carrying out an issue procedure. Due to the intercompany agreement with HPM, the capital was still outstanding on the closing date. (comp. assets No. 13)

Of the stated capital, 285,000.00 bearer shares (=DM1,425,000.00) fall to Henry Littig and 115,000 bearer shares (DM 575,000.00) to "The Bank of New York" as the depositary of the ADRs, as well as DM 300,00.00 to HPM.

b) Capital reserves		DM 2,625,000.00
	December 31, 1999	DM 2,625,000.00

The capital reserves fall to the offering premium when issuing the ADRs in business year 1999 (comp. Enclosure No. 6).

c) Balance-sheet profit/loss		DM 284,442.10
	(December 31, 1999):	DM 921,668.83

Development:

Profit brought forward January 1, 2000	DM 921,668.83
Annual deficit 2000	- DM 637,226.73
Balance-sheet profit December 31, 2000	DM 284,442.10

- conforming with Form 3 -

B. Notes on the profit and loss account for the business year from January 1 to December 31, 2000

1.	Interest income from		
	a) Lending and money-market business		DM 0.00
		1999:	DM 6,452.03
	-reminder item-		
2.	Interest expenditure		DM 4,291.01
		1999	DM 1,323.43
	- Interest on current accounts,		
3.	Current income from		DM 25,026.08
	a) Shares and other non-fixed-income securities	1999	DM 37,340.00
4.	Income from profit transfer agreement		DM 1,300,279.77
		1999	DM 2,328,696.62

HPM Portfolio Management GmbH, profit transfer due to the profit transfer agreement companies of December 30, 1998.

10.	**General administrative expenses**		DM 156,248.46
		1999	DM 147,895.48
	a) Personnel costs	2000 DM	1999 DM
	aa) Wages and salaries	29,189.17	43,330.20
	ab) Statutory welfare contributions and expenses for pension plans and support hereof for pension plans DM 2,285 (Prev. year DM 2,373.00	2,375.00	2,373.00
	Sum a)	31.564,17	45,703.20
	b) Other administration costs		
	Supervisory board remuneration,	7,500.00	5,000.00
	Rent and Service costs	30,000.00	30,000.00
	Contributions	250.00	250.00
	Other details	400.00	3,369.58
	Advertising costs, etc.	35,762.77	9,481.69
	Legal and consultancy costs	6,436.25	17,182.79
	Costs for accounting	1,156.00	3,974.38
	Closing and auditing costs	38,064.90	31,750.60
	Additional expenses for monetary transactions	5,114.37	1,183.24
	Sum b)	124,684.29	102,192.28
	Total a) + b)	156,248.46	147,895.48

12. Other expenditure for business operations DM 759,233.71
(1999: DM 93,710.46

Concerned here are mainly share-issue costs (sales, admission) in connection with the ADR issue within the context of a capital increase (DM 700,000.00) that was paid to HPM, as well as the listing fees of the NYSE (DM 43,137.25) and a contribution to charity (DM 15,000.00) .

15. Depreciation and value adjustment of holdings, participation in connected companies, fixed assets treated as securities — DM 991,921.71
(1999: DM 0,--)

Comprised of:

a) Vision@Technolige AG, Düsseldorf		
depreciation book value of participation	DM	605,361.16
reserve due to letter of comfort	DM	271,000.00
	DM	876,361.16
b) Sitebuilder.com, USA		
depreciation book value of participation	DM	115,560.56
Total	DM	991,921.71

19. Income from ordinary business activity

DM 556,389.05
(1999 - DM 2,129,560.00

23. Taxes on income and profit

DM 80,837.68
(1999 DM 1,063,058.05

Comprised of:

US withholding tax -	-DM 3,895.38
Corporation tax previous years -	-DM 60,660.19
Corporation tax	
Additional charge for solidarity	DM 4,938.07
Trade tax	DM 50.672,00
Total	DM 80,837.68

Corporation tax is assessed at a taxable income of approx. DM 224,450.00 and tariff burden of 40 %. The additional solidarity charge amounts to 5.5 % of the corporation tax burden of DM 89,783.18

Trade tax results on the basis of the trade earnings of DM 223,500.00 and a base of value 11,175.00 applying the tax rate for Düsseldorf of 460%, less the overpayment for 1999.

26.	Annual surplus/deficit		-DM 637,226.73
		(1999:	DM 1,066,502.03
27.	Loss carried forward		DM 921,668.83
		(1999:	-DM 144,833.20
31.	Balance-sheet profit		DM 284,442.10
		(1999:	DM 921,668.83

- conforming with balance sheet -

DR. GLADE, KÖNIG und PARTNER GmbH
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Enclosure 8

Letter of representation

Düsseldorf, March 31, 2001.

To:Dr. Glad, König and Partner GmbH
Wirtschaftsprüfungsgesellscahft
Steuerberatungsgesellscahft
Hamtorwall 52
41460 Neuss

Re: Annual financial statement and status report for the business year 2000

In my own name as member of the Managing Board I hereby declare the following to you as auditors,:

A. Information and evidence
The information and evidence you have requested from me according to section 320 HGB (German Commercial Code) is complete according to my best knowledge and belief. I name the following persons as consultants:

Mr. Göbels
Dr. Sigmund-Rux

I have instructed these persons to provide you with all desired information and evidence correctly and in its entirety.

B. Books and records
I am expected to provide you completely with the books and records of the Company. The records include all contractual agreements with external computing centres, work instructions and other organisational documents necessary for understanding the accounting.

2. In the presented books, all business transactions that are subject to booking obligations for the business year named above have been entered.

3. Accounting has been carried out on the basis of contractual agreements with external computing centres.

4. Within the context of legal obligations to keep records and their keeping time, I have ensure that even data not printed, meaning the entries ordered according to accounts is available at all times and can be made available within an appropriate time period,

C. Annual financial statement and status report
1. In theannual financial statement to be audited by you, balance sheet obligations as to assets, commitments, risks (ex. impending loss from suspended business) and accruals and deferrals are taken into account. All expenditures and earnings are included, all required information given.

2. Circumstances impairing assessment after the closing date did not arise.

3. Circumstances that can impede the continuation of the company or the conveyance of the correct view of the real situation relating to assets, liabilities, financial position and loss/ profit accounts do not exist.

4. An overview of the enterprise with which the Company was connected to in the business year and in which shares exist has been submitted to you.

Lending commitments, receivables or liabilities (including contingent liabilities) to connected companies in which shares are held existed on the closing date for the audit in the amount which is manifest as such in the annual financial statement.

5. Lending commitments, receivables or liabilities to shareholders and Managing Board existed on the closing date for the audit in the amount in which is manifest as such in the annual financial statement.

6. Liabilities from the issue and transfer of commercial papers, from guarantees, cheque and bill guarantees and from warranty deeds, as well as state of liability from the order of securities for third party liabilities did not exist on the closing date for the audit.

7.Provisions of collateral (including contingent liability) from right of lien and similar rights did not exist on the closing date for the audit.

8. Granted advances, loans as well as assumed states of liability that are stated in section 285 HGB did not exist on the closing date for the audit.

9. Repurchase obligations of liabilities for assets shown in the annual balance sheet, as well as repurchase obligations for assets not shown in the balance sheet did not exist on the closing date for the audit.

10. Agreements that relate to derivative financial instruments (ex. foreign currency, interest, securities, and index related options and contracts for futures, interest rate or currency swaps, forward rate agreements, Forward Forward Deposits) are entered in the books in their entirety and have been disclosed to you.

11. Agreements that significant or can be significant for the assessment of the economic situation of the company due to their subject matter, duration, possible contractual penalty or to other reasons (ex. agreements with suppliers, buyers, partners, for benefits, options, leasing, trust and agreements in which commitments are to be fulfilled with profit) are listed in section D.

12.Law suits or other legal disputes that are significant for the assessment of the economic situation of the company did not exist on the closing date for the audit nor do they exist at present.

13. Impairments or substantial deficiencies in the internal controlling systems, as well as determined or presumed actions damaging Company assets did not exist and do not exist at present.

14. Legal violations that can be significant to the content of the annual financial statement or the status report, or are significant for the existence of the Company did not exist.

15.Of the protective clauses (neglect of information according to section 286 HGB German Commercial Code, section 160 sub-section 2 AktG – German Corporation Law) use was made of the stated in section D, extent presented in the enclosure.

16. The status report also contains information on expected developments of substantial considerations for the assessment of Company's situation, as well as required information with accordance to section 289 HGB. Transactions of particular importance after the closing of the business year are depicted in the status report.

D. Additional notes
Intergroup agreement with HPM Portfolio Management GmbH, Düsseldorf.

Signatures

Enclosure No. 9

Terms and Conditions

for

Auditors and Audit Companies

of July 1, 2000

1. Scope

(1) These terms and conditions apply to contracts between auditors or audit companies (hereinafter collectively called "auditors") and their clients in respect to audits, advice and other engagements, insofar as nothing else has been agreed to explicitly in writing or is imperatively required by law.

(2) Should, in exceptional cases, an agreement be made between the auditor and persons other than the client, such third parties will also be subject to the regulations under section 9.

2. Extent and implementation of the assignment

(1) The object of the assignment will be the performance agreed on and not a specific economic gain. The assignment is to be performed with proficiency and due professional care. The auditor has the right to engage professionals to carry out the assignment.

(2) No consideration will be given to foreign law, with the exception of operational audits, unless specifically agreed to in writing.

(3) The assignment will not include, unless focused on this, examinations concerning the abidance of tax laws or special regulations, e.g. price regulations, restraints of competition or management and control rights; the same applies to decisions on claims for subsidies, bonuses or other privileges. The performance of an assignment will only include auditing activity if it specifically serves for detecting an account book fraud or other irregularities, if there are grounds for it during the audit, or if there is a specific written agreement on it.

(4) If any legal positions should change after completion of the audit the auditor will not be obliged to indicate changes, or consequences resulting from these, to the client.

3. Duty of the client to provide clarification

The client is obliged, without specific request from the auditor, to supply all the necessary documents required for performing the assignment in good time, and to inform the auditor of all business activities and circumstances which could be of importance for performing the assignment. This also applies to all papers, business activities and circumstances that do not become known until during the auditor's assignment.

(2) The auditor may require a written liability certificate from the client about the completeness of the presented documents and the information and explanations, formulated in the wording stipulated by the auditor.

4. Assurance of independence

The client assures that any actions are prevented which might endanger the independence of the auditors' staff. This applies in particular to offers of appointment, and offers to carry out assignments for own account.

5. Reporting and oral information

If the auditor is to present the results of his assignment in writing, only the written report is then applicable. The typical assignment will result in a written report unless any agreement to the contrary has been made. Any other information, whether given orally, or by the auditors' staff, will not be binding at any time.

6. Protection of the auditors' intellectual property

The client assures that any certificates, organisational charts, drafts, drawings, lists and calculations, especially calculations of amounts and costs drawn up by the auditor will be used exclusively for his own purposes.

7. Transmission of an auditor's professional statement

(1) The transmission of an auditor's professional statement (reports, certificates, etc.) to third parties shall require written permission by the auditor, unless permission for transmission to certain third parties ensues from the assignment contract.

The auditor is only liable to a third party (within the scope of No. 9), if the conditions of section 1 apply.

(2)The use of an auditor's professional statement for advertising purposes is not permissible; any violation entitles the auditor to terminate all the client's assignments without notice that have not been carried out.

8. Correction of errors

The client can expect the auditor to correct any possible errors. Only failure to make improvements entitles the client to a reduction of fees or cancellation of the contract. In cases where the client is a businessman within the scope of his commercial activities, a legal person of the public law or, a public law entity with special funds, the client shall not be entitled to a cancellation of contract unless the rendered services are of no interest to him due to the failure of improvements being made. In the case of additional claims for damages section 9 is applicable.
(2) The claim for correction of errors must be made immediately by the client in writing. Claims in conformity with section 1, sub-section 1 become statute-barred 6 months after completion of the services rendered by the auditor.

(3) Obvious errors, e.g. spelling mistakes, arithmetical mistakes or insufficiency of form for an auditor's professional statement (report, certificate, etc.) may be corrected by the auditor at any time, also for third parties. Material misstatements which might affect the results of the auditor's professional statements, entitle the former to retract statements made, also with respect to third parties. In any of the above-mentioned cases the client is to be consulted beforehand, if possible, by the auditor.

9. Liabilities

(1) *Statutory audits are subject to the limitations of liability in accordance with section 323, sub-section 2 HGB.*

(2) Liability *for negligence: Single claims*

If neither section 1 applies, nor a special regulation has been drawn up, the auditor accepts personal, joint and several liability for claims for damages of all kinds, whereby any single claim, caused by negligence in accordance with section 54 a, sub-section 1 No. 2 WPO, is limited to GDM 8 million; this will also apply for liabilities to persons other than the client. A single damage resulting from several violations of duty shall also be considered a single claim. The single claim shall include any consequences due to a violation of duty, regardless, whether the damages have occurred within one year, or over a period of several consecutive years. In this context multiple actions, or failure of actions, resulting from the same, or an equal, source of error shall mean a uniform violation of duty if there is an interrelation between the matters concerned in a legal or economic sense. In such a case the auditor shall accept liability only up to GDM 10 mio. The limit of the fivefold of the minimum sum assured shall not apply to statutory audits.

(3) *Preclusive periods*

Claims can only be made within a preclusive period of 12 months after the claimant has become aware of the damage, and the event leading to claims for damages, at the latest, however, within a period of 5 years after the event leading to claims for damages. A claim expires if legal proceedings are not brought against the written refusal of indemnification within 6 months of its issue, providing the client had been informed about the consequences. This will not affect the right to plead the statute of limitation. Sections 1 to 3 also apply to statutory audits with statutory limitation of liability.

10. Supplementary conditions for audit assignments

(1) A subsequent amendment or abbreviation of the audited financial statements or status report, and the issued audit opinion for them, is subject to written permission by the auditor, even if a publication does not take place. If the auditor has not issued an audit opinion, any referral to the audit in the company's status report or other parts determined for publication, are subject to written permission by the auditor and only formulated in the wording stipulated by the auditor.
(2) Should the auditor revoke the audit opinion, it may not be used any longer. If the client has already made use of the audit opinion, he has to announce the revocation at the auditor's request.

(3) The client is entitled to 5 copies of the report. Additional copies are billed separately.

11. Supplementary conditions for assistance in tax matters

(1) The auditor is entitled to assume that the facts, and in particular the figures stated by the client are correct and complete, and may base advice on individual tax matters, as well as regular consultations, including accounting engagements, on these. He is, however, obliged to point out errors to the client.
(2) Tax consulting engagements do not include actions requiring time limits to be kept to, unless the auditor has been specifically engaged for this.
In this case the client is to provide the auditor with any documents that are essential for keeping to time limits in good time, in particular tax assessments, so that the auditor has adequate time for preparing his opinion.
(3) For lack of other written agreements regular tax consultation includes the following activities during the contractual period:

a) Preparation of annual tax returns for income tax, corporation tax and trade tax as well as property tax returns based on annual financial statements provided by the client and other charts and records required for taxation.
b) Examination of tax assessments for the taxes stated under a)
c) Negotiations with tax authorities in connection with tax returns and tax assessments stated under a) and b)
d) Involvement in audits and assessment of audit reports in view of the taxes stated under a)
e) Involvement in opposition and appeal proceedings in connection with the taxes stated under a).

During the performance of the above-mentioned tasks the auditor takes essential promulgated laws and administrative views into consideration.

(4) In the case of the auditor receiving a flat fee for the current tax consultation, the services - for lack of other written agreements - stated under section 3 d) and e) are to be billed separately.

(5) Any dealings with specific individual matters of income tax, corporation tax, trade tax, valuation of economic units, net worth tax and other matters of turnover tax, wage tax, other taxes and duties are subject to separate assignments. This also applies to:

a) The processing of one-off tax matters, e.g. inheritance tax, capital transfer tax, land transfer tax,
b) The involvement and representation in legal proceedings in law courts for fiscal and administrative jurisdiction and criminal tax proceedings and
c) Advisory services and submitting expert opinions in connection with re-organisation, fusion, capital increase and decrease, re-capitalisation, appointment or resignation of a partner, sale of a business, liquidation, etc.

(6) Insofar as preparing the annual turnover tax returns is taken on as an additional service, it does not include the examination of any special accounting requirements or the question as to whether all the applicable turnover tax concessions have been observed. No guarantee is given for complete document acquisition with respect to claiming a turnover tax deduction.

12. Duty of discretion to third parties, data protection

(1) The auditor is committed by law to maintain silence about any facts becoming known to him during his assignment by the client - to maintain silence, regardless of whether the client himself, or his business contacts are concerned, unless the client has released him from this professional pledge of secrecy.

(2) The auditor may only hand over reports, certificates and other written statements on the results of his assignment to third parties with the client's permission.

(3) The auditor is entitled to process personal data entrusted to him or have it processed by third parties for the purposes of the client's intended assignment.

13. Default in acceptance and client's failure to co-operate

If the client is in default in accepting the performance provided by the auditor or, if the client fails to co-operate as stated in section 3, or otherwise, the auditor has the right to terminate the contract without notice. The auditor is entitled to claim for compensation for the additional expenses resulting from the client's default or failure to co-operate and for the damages caused; this shall also be applicable even if the auditor does not make use of his right of notice.

14. Remuneration

(1) The auditor is entitled to reimbursement of his expenses in addition to his fees or honorarium; turnover tax is charged additionally. He may ask for adequate advances on his remuneration and reimbursement of expenses and make the rendering of his services dependent on the full satisfaction of his claims. Several clients are jointly and severally liable.

(2) Offsetting against the auditor's claims for remuneration and the reimbursement of expenses is only acceptable for undisputed or legally ascertained claims.

15. Retention and surrender of documents

(1) The auditor shall retain for seven years any documents handed over to him or, drawn up by him in connection with his execution of the assignment, as well as any correspondence in connection with the assignment.

(2) After satisfaction of his claims for the assignment, the auditor, if requested by the client, is to hand over all the documents received from or for the client for his activity relating to the assignment. This, however, does not apply to the correspondence between the auditor and his client, or the documents that the latter already possesses as an original or copy thereof. The auditor may make and keep copies or photocopies of the documents returned to the client.

16. Jurisdiction

The assignment, its performance and any claims arising therefrom, are subject exclusively to German Law.